FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)

Financial Statements and Supplemental Information

December 31, 2017

(With the Report of the Independent Registered Public Accounting Firm Thereon)

These Financial Statements and Supplementary Schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2017

AFFIRMATION

I, Francis X. Gannon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Foresters Financial Services, Inc. for the year ended December 31, 2017 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Francis X. Gannon
Chief Financial Officer & Treasurer

_____
Notary Public

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
December 31, 2017

Table of Contents

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

(in thousands of dollars)

ASSETS

Cash and cash equivalents	$	38,768
Cash and cash equivalents - restricted		6,682
Receivable from customers		5
Receivable from dealers		2,818
Receivable from funds - shares redeemed		2,708
Receivable from affiliated companies		1,006
Deferred sales commissions		227
Prepaid and other current assets		5,044
Equipment and leasehold improvements		
(net of accumulated depreciation of $3,193)		5,510
Deferred income tax assets		619
Other assets		769
TOTAL ASSETS	**$**	**64,156**

LIABILITIES

Payable to customers - securities purchased	$	6,611
Accrued commissions payable		5,706
Payable to dealers		1,265
Accounts payable and other liabilities		13,292
Payable to affiliated companies		1,791
Income tax payable		159
Deferred compensation		12
TOTAL LIABILITIES		**28,836**

SHAREHOLDER'S EQUITY

Common Stock (no par value; $5 stated value;	
200 shares authorized, issued and outstanding)	1
Additional paid-in capital	144,966
Accumulated deficit	(109,647)
TOTAL SHAREHOLDER'S EQUITY	**35,320**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY $	**64,156**

(See accompanying notes to the financial statements)

6

REVENUES

Commissions and fees	$	51,211
Service fees		21,527
Sales of life insurance and annuity products		30,045
Custodial fees		205
Investment and other income		20

TOTAL REVENUE 103,008

EXPENSES

Commission expense	83,667
Employee compensation and benefits	18,496
Communication and data processing	5,334
Occupancy and equipment costs	8,053
Selling	2,105
Administrative	16,374

TOTAL EXPENSES 134,029

NET LOSS BEFORE INCOME TAXES (31,021)

INCOME TAX BENEFIT 12,075

NET LOSS $ (18,946)

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.

(a wholly-owned subsidiary of Foresters Financial Holding Company Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands of dollars)

	Common stock		Additional paid-in capital		Accumulated deficit		Total	
BALANCE AT DECEMBER 31, 2016	$	1	$	114,966	$	(90,701)	$	24,266
NET LOSS		-		-		(18,946)		(18,946)
CAPITAL CONTRIBUTIONS		-		30,000		-		30,000
BALANCE AT DECEMBER 31, 2017	$	1	$	144,966	$	(109,647)	$	35,320

SHARES OUTSTANDING
December 31, 2017 and 2016   200

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Foresters Financial Holding Company, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(in thousands of dollars)

Cash flows from operating activities:		
Net loss	$	(18,946)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization – fixed assets		1,407
Amortization of deferred sales commissions		145
Provision for deferred income taxes		(358)
Recovery of write-offs		(3)
(Increase) decrease in operating assets:		
Receivable from customers		5
Receivable from dealers		525
Receivable from funds – shares redeemed		3,395
Cash and cash equivalents - restricted		(1,174)
Deferred sales commissions		(102)
Other assets		(2,071)
Increase (decrease) in operating liabilities:		
Payable to customers - securities purchased		(238)
Payable to dealers		(3,588)
Accrued commissions payable		3,772
Accounts payable and other liabilities		5,988
Deferred compensation		(111)
Net cash used in operating activities		(11,354)
Cash flows from investing activities:		
Purchase of equipment		(1,671)
Net cash used in investing activities		(1,671)
Cash flows from financing activities:		
Capital contributions		30,000
Net cash provided by financing activities		30,000
Net increase in cash and cash equivalents		16,975
Cash and cash equivalents, beginning of year		21,793
Cash and cash equivalents, end of year	$	38,768
Supplemental disclosures of cash flow information:		
Unitary state taxes paid by the Company	$	475

(See accompanying notes to the financial statements)

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

(1) Organization and Basis of Presentation

Foresters Financial Services, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Foresters Financial Holding Company, Inc (the "Parent"), which is a wholly-owned subsidiary of the Independent Order of Foresters (IOF or the ultimate parent) a Canadian company.

The Company functions as a distributor of financial products; primarily for products developed by affiliated companies. Products include mutual funds (funds), managed account investments (advisor shares) and insurance and annuities. Further to distribution, the Company is the underwriter of First Investors family of mutual funds (FI Funds) and provides licensing, registration, compliance and other back office infrastructure for an affiliated advisory firm. The company also provides custodial services through an affiliated transfer agency, for customers with FI Fund accounts.

The nature of the Company's operations is not necessarily indicative of the financial condition or results of operations that would have existed if the Company had been operated independently of its Parent. The Company receives capital contributions from its Parent when capital falls below the levels needed to fund operations and to maintain statutory minimums. On February 10, 2017 and November 14, 2017 the Parent made additional capital contributions of $15.0 million each.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Fair Value Measurements

Management determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board (FASB). Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active. The determinations of these fair value measurements consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market and are based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable.

(c) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Cash and cash equivalents include cash of $32.8 million and investments in money market funds of $6.0 million.

Cash and cash equivalents of $6.7 million were segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934. The minimum amount required was $5.8 million. The Company withdrew $0.4 million from this account after December 31, 2017.

(d) Receivables from and payables to dealers/customers

Receivables from and payables to dealers

Receivables from and payables to dealers include purchases and redemptions, respectively, of shares of the Funds that have not settled as of the balance sheet date. At December 31, 2017, the Company was due approximately $2.8 million and owed approximately $1.3 million from and to dealers, respectively, for these transactions.

Receivables from and payables to customers

Receivables from customers include transactions where the customer purchased shares of the FI Funds that have not settled as of the balance sheet date. At December 31, 2017, amounts due from customers for these transactions approximated $5.

Payables to customers include payable to the FI Funds for customer purchases that have not settled at the balance sheet date. At December 31, 2017 the Company owed approximately $6.6 million for these transactions.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

(e) Securities and Brokerage Transactions

Securities and brokerage transactions, together with the related commission income and expenses are recorded on a trade date basis.

(f) Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful life of the asset, not to exceed 7 years, or the remaining life of the lease.

(g) Revenue

The Company recognizes a sales charge, in commissions and fees on the statement of operations, on the trade date for each sale of class A FI Funds. For a sale of a FI Funds class A shares, the sales charge includes a dealer concession and underwriter's fee; for the sale of a class A share of other fund families, the Company receives the dealer concession. Sales of First Investors Class B shares carry a deferred sales charge that is recognized in income if a customer redeems prior to four years from the purchase date. Amortization of deferred sales charges was $0.1 million during 2017 and is included in commission expense on the statement of operations. The total of deferred sale charge at December 31, 2017 was $0.2 million.

Revenue from support provided to the affiliated advisory firm is collected in advance each quarter and recognized ratably over that quarter and is included in commissions and fees on the statement of operations.

Commissions and fees on the sale of insurance policies and annuity are recognized when the policies and products are issued and are included in sales of life insurance and annuity products on the statement of operations. Advanced commissions on first year premiums of life insurance policies paid in installments are deferred and recognized ratably over the first year. At December 31, 2017, $5.5 million of advanced commissions from affiliated entities were deferred and $3.8 million of commissions to selling agents were prepaid.

(h) Distribution Plans

The Company receives distribution and service fees ranging from 0.25% to 1.00% of an FI Fund's average daily net assets pursuant to separate distribution plans adopted under Rule 12b-1 of the Investment Company Act of 1940 for each Fund. The distribution fees are intended to cover the cost of distributing the Fund shares, including cost of sales promotion and office expenses. The service fees provide for servicing or maintenance of shareholder accounts, including payments to registered representatives who provide ongoing servicing to such accounts. During 2017 distribution and service fees were received monthly in arears and recorded in income or as a reduction of expenses monthly. For the year ended December 31, 2017, distribution fees of $27.3 million were received from the Funds and recorded in service fees on the

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

statement of operations and $5.7 million was recorded as a reduction to expenses.

(i)   Income Taxes

The Company is included in the consolidated federal returns and certain state combined and unitary returns of the Parent, along with other wholly owned subsidiaries of the Parent. The Parent calculates and allocates the applicable federal and state taxes (benefits) and related income tax payments and refunds to each subsidiary separately for financial reporting purposes. As a result, the Company is reimbursed for tax benefits that result from its operating losses used by the Parent in its consolidated tax return.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled and the effect of a change in tax rates is recognized in income in the same period. A valuation allowance is recorded against deferred tax assets if management determines it is more likely than not, that such assets will not be realized.

Tax benefits from uncertain tax positions are recognized in the financial statements if management determines it is "more-likely-than-not" that the positions are sustainable, based on their technical merits. The term "more-likely-than-not" contemplates a likelihood of more than 50 percent and the determination of whether or not a tax position has met this recognition threshold depends on the facts, circumstances, and information available at the reporting date. If management cannot conclude this recognition threshold is met, none of the tax benefit provided by the position is recognized in the financial statements. Income tax liabilities for tax uncertainties are carried by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

(j)   Subsequent Events

Subsequent events after the balance sheet date through the date that the financial statements were available for issuance, March 9 2018, have been evaluated in the preparation of the statement of financial condition.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

(3) Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to risk of loss in the event the customer is unable to fulfill its contracted obligations, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Any loss from such transactions is not expected to have a material effect on the Company's financial statements.

(4) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximate fair value because of the short maturity of these items.

Included in cash and cash equivalents are Level 1 financial assets consisting of investments in the First Investors Cash Management Fund of $6.0 million.

(5) Related Parties

The Company and certain affiliates share office space, data processing facilities and management and other services. The Company's proportionate share of expenses from affiliates is allocated based on usage. In addition, the Company allocates to affiliates shared costs based on usage or time incurred for the management and operation of, the affiliate. During 2017, the Company was allocated $4.4 million for data processing services, $1.3 million for office space and $1.0 million for management, administrations and other services from its affiliates. In addition, the Company allocated $13.2 million to affiliates for management, administration and other services, which have been accounted for as a reduction of various expenses in the statement of operations.

During 2017, the Company recognized $16.1 million of fees from an affiliate for providing the back office infrastructure to the advisory program. The revenue from this service is included with commissions in the accompanying statement of operations.

 During 2017, the Company recognized commission revenue of $30.0 million from affiliated life insurance companies. In addition, the Company recognized 12b-1 fees of $27.3 million from the FI Funds. The portion of the 12b-1 fees that relate to distribution costs ($21.6 million) is included in revenues in the accompanying statement of operations.

At December 31, 2017, the Company has receivables of $0.8 million and has payables of $1.8 million due from/to its affiliates and receivable from the IOF of $0.2 million.

During 2017, the Company incurred $1.5 million of administrative and management charges from IOF.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

(6) Profit-Sharing Plan

The Company sponsors a profit sharing plan covering all of its eligible employees and those of other wholly owned subsidiaries of its Parent. Contributions to the plan are determined annually by the IOF Board of Directors. For the year ended December 31, 2017, the Company contributed $0.3 million to the profit-sharing plan. In addition, the Company is a sponsoring employer in a 401(k) savings plan covering all of its eligible employees and those of other wholly owned subsidiaries of its parent whereby employees may voluntarily contribute a percentage of their compensation with the Company matching a portion of the contributions of certain employees. The amount contributed by the Company in 2017 was $0.1 million. Company contributions are included in employee compensation and benefits in the accompanying statement of operations.

(7) Leases

The Company leases office space under terms of various lease agreements, certain of which are cancelable at the end of specified time periods and others which are non-cancelable, expiring at various times through 2026. Total occupancy costs were $5.3 million for 2017. Occupancy cost is presented in the accompanying statement of operations net of reimbursements from the Funds ($1.4 million) pursuant to section 12b-1 of the Investment Company Act of 1940. The minimum annual rental commitments relating to leases in effect as of December 31, 2017, exclusive of taxes and other charges by lessors subject to escalation clauses, are as follows:

2018	$	4,467
2019		4,192
2020		3,779
2021		3,054
2022		1,291
2023 and thereafter		612
	$	17,395

(8) Income Taxes

On December 22, 2017, the President signed the "Tax Cuts and Jobs Act" (H.R. 1) into law. This represents the first major overhaul of the federal income tax in more than 30 years. Among other effects, the bill lowers the corporate income tax rate from 35% to 21% beginning in 2018. The change in the corporate income tax rate is the corporate provisions are permanent, as such; management adjusted the value of the Company's deferred tax items in 2017. The adjustment in the value of deferred tax items resulted in an incremental amount of income taxes for 2017 of $0.4 million.

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

For the year ended December 31, 2017, the Company's operations were included in the consolidated Federal and certain combined and unitary state and local income tax returns of the Parent. Intercompany receivables and/or payables related to federal income taxes have been settled as of December 31, 2017 ($9.9 million). State and local taxes that are not filed on a consolidated basis are included in income tax payable and amounted to $0.2 million. For the year ended December 31, 2017, the net income tax benefit consists of the following components:

Current income taxes:		
Federal	$	9,231
State and local		2,486
		11,717
Deferred income taxes:		
Federal		301
State and local		57
		358
Income tax benefit	$	12,075

The difference between the statutory federal tax rate and the effective tax rate in the financial statements results from the following:

Computed tax benefit at statutory rate (35%)	$	10,858
Reduction in income taxe benefits resulting from:		
State income taxes, net of federal tax benefit		1,672
Nondeductible expenses		(67)
Tax rate change on deferred taxes		(361)
Other, net		(27)
Income tax benefit	$	12,075

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax asset at December 31, 2017 was comprised of the following:

FORESTERS FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Foresters Financial Holding Company, Inc.)
Notes to Financial Statements
December 31, 2017
(in thousands unless otherwise stated)

Deferred tax assets:

Accrued expenses	$	922
Deferred sales commissions		25
Deferred revenue		427
Deferred compensation		3
Deferred Tax Assets		1,377

Deferred tax liabilities:

Depreciation		(758)
Deferred Tax Liabilities		(758)
Net deferred tax assets	$	619

(9) Litigation

In the normal course of operations the Company could be a defendant in lawsuits involving claims for damages of the type normally associated with the Company's business. Management does not expect the ultimate liability, if any, with respect to such matters will have a material impact on its financial condition, results of operations and cash flows.

(10) Net Capital Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company elected to use the alternative method permitted by this Rule, which requires that net capital, as defined shall not be less than the greater of 2% of aggregate debit items arising from customer security transactions or 250. At December 31, 2017, the Company had net capital of $21.9 million or an excess of $21.6 million over required net capital.

Schedule 1

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
As of December 31, 2017

Computation of Net Capital

Total stockholder's equity	$	35,320
Deductions and/or charges:		
Nonallowable assets		
Due from affiliates		1,006
Leasehold improvements and equipment		5,510
Loans and advances		201
Prepaid expenses and miscellaneous receivables		4,955
Deferred income taxes		619
Deferred sales commission		227
Other assets		811
Total deductions and/or charges		13,329
Net capital before haircuts on securities positions		21,991
Haircuts on securities positions:		
Other securities		120
Total haircuts on securities positions		120
Net Capital	$	21,871

Computation of Alternative Net Capital Requirement

Net capital requirement (greater of $250,000 or 2% of aggregate debits)	$	250
Net capital in excess of requirement	$	21,621

Note

  The computation as of December 29, 2017 of the Company included in its unaudited
    Form X-17A-5, filed with the FINRA on January 24, 2018 does not differ materially from
    the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 2

**Computation for Determination of Reserve Requirements for Broker-Dealers
under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2017**

	2017
Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	3,846
Customer Securites Failed to Receive	337
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calander days	-
Other	1,647
Total Credits	5,830
Debit Balances	—
Reserve Computation	
Excess of total credits over total debits	5,830
Amount on deposit	6,682

Note

The computation as of December 29, 2017 of the Company included in its unaudited
Form X-17A-5, filed with the FINRA on January 24, 2018 does not differ materially from
the above computation.

(See accompanying Report of Independent Registered Public Accounting Firm)

Schedule 3

Information for Control Requirements
under Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2017

1 Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:	$	—
A Number of Items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
A Number of Items		—

(See accompanying Report of Independent Registered Public Accounting Firm)